

March 27, 2026

Christopher Giordano
Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, NC 27517

Re: Tenax Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 24, 2026
File No. 333-294561

Dear Christopher Giordano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lorna Knick